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                                                                   EXHIBIT 23.2

INDEPENDENT AUDITORS' CONSENT

To the Board of Directors and Stockholders
Wilshire Financial Service Group Inc.

  We consent to the use in this Registration Statement of Wilshire Financial Services Group Inc. and subsidiaries on Form S-4, for an offer to exchange its 13% Series B Notes Due 2004 for any and all of its outstanding 13% Series A Notes Due 2004, of our report dated March 14, 1997 (which expresses an unqualified opinion on the consolidation financial statements of Wilshire Financial Services Group Inc. and includes an explanatory paragraph relating to certain regulatory agreements); and our report dated March 10, 1995 on the consolidated statements of operations and of cash flows of Girard Savings Bank F.S.B. and subsidiary, which reports appear in the Prospectus, which is a part of this Registration Statement.

Deloitte & Touche LLP

October 9, 1997
Los Angeles, California